FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUMMARY OF THE RESOLUTIONS APPROVED BY THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF EMPRESAS ICA, S.A.B. DE C.V., ON APRIL 23, 2015.

IV. DISCUSSION, APPROVAL AND AMENDMENT, IF ANY, OF THE REPORTS MENTIONED IN ITEMS I AND II. RESOLUTIONS IN THIS REGARD.

The shareholders approved by majority vote the following resolutions:

FIRST.- Approval was given to the Report and the Opinion given by the Board of Directors and the Report on the operations of the Company by the Chief Executive Officer, in their entirety and in each of their parts.

SECOND.- Approval was given to the consolidated financial statements of the Company and its subsidiaries, the legal entity financial statements of the Company, and the results of operations for the year ending December 31, 2014.

THIRD.- To append to the Acts of the Shareholders’ Meeting copies of the Reports and Opinions, as well as a copy of the consolidated and legal entity financial statements of the Company for the year ending December 31, 2014.

V. ALLOCATION OF NET RESULTS, INCREASE IN RESERVES, APPROVAL OF THE MAXIMUM AMOUNT AVAILABLE TO REPURCHASE SHARES, AND, IN THE EVENT, DECLARATION OF DIVIDENDS. RESOLUTIONS IN THIS REGARD.

The shareholders approved by majority vote the following resolutions:

FIRST.- Approval was given for the allocation of net result of the year, the reserve for share repurchases, and the determination of the closing shareholders’ capital balances, in the form and under the terms proposed by the Board of Directors in accordance with the presentation of the Chairman of the Board.

SECOND.- Approval was given for setting a maximum amount of Ps. 2,100,676,414.62 (Two billion, one hundred million, six hundred seventy-six thousand, four hundred fourteen and 42/100 pesos) for the acquisition of the Company’s shares, and to authorize the Chief Executive Officer to the Company to use resources up to said amount, in the best interests of the Company, during the period starting with the date of this Meeting until the date of the shareholders’ meeting that will approve the 2015 results.

THIRD.- Approval was given of noting that the number of shares representing the fixed minimum social capital of the Company as of the end of 2014 was 34,878,292 shares.

VI.- DESIGNATION OR RATIFICATION, AS NEEDED, OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CHAIRMEN OF THE AUDIT, CORPORATE PRACTICES AND FINANCE, PLANNING AND SUSTAINABILITY COMMITTEES. RESOLUTIONS IN THIS REGARD.

The shareholders approved by majority vote the following resolutions:

FIRST.- Approval was given for a Board of Directors having twelve members.

SECOND.- Bernardo Sepulveda Amor was nominated as a new member of the Board of Directors, for the term beginning May 2015 to April 2018.

THIRD.- Approval was given to ratify Elsa Beatriz García Bojorges and Margarita Hugues Vélez as Independent Directors and to ratify Bernardo Quintana Isaac and Alonso Quintana Kawage as Patrimonial Directors, all for the term beginning May 2015 through April 2018.

FOURTH.- Ratification was given of the designations of Elsa Beatriz García Bojorges as Chair of the Audit Committee and of Fernando Flores y Pérez as Chair of the Corporate Practices Committee and also as Chair of the Finance, Planning and Sustainability Committee.

FIFTH.- Approval was given that the Board of Directors of Empresas ICA, S.A.B. de C.V. be made up as follows:

DIRECTOR	POSITION
1. Bernardo Quintana Isaac	Chairman/Patrimonial
2. José Luis Guerrero Álvarez	Patrimonial
3. Fernando Flores y Pérez	Independent
4. Alonso Quintana Kawage	Patrimonial
5. Elsa Beatriz García Bojorges	Independent
6. Margarita Hugues Vélez	Independent
7. Salvador Alva Gómez	Independent
8. Diego Quintana Kawage	Patrimonial
9. Ricardo Gutiérrez Muñoz	Independent
10. Carlos Guzman Bofill	Independent
11. Eduardo Revilla Martínez	Patrimonial
12. Bernardo Sepulveda Amor	Independent

SIXTH.- The Directors so ratified will enjoy all the powers and be subject to all the obligations and responsibilities established by the Securities Market Law and the Bylaws of the Company.

SEVENTH.- It was approved to adjust the emoluments paid to every member of the Board of Directors and Invitees to an amount of Ps. 60,000 net for every session of the Board or Committees that they attend, and to pay the Chairmen of said bodies an emolument of Ps. 70,000 net for each session at which they preside.

EIGHTH.- To append to the Acts of this Shareholders’ Meeting a copy of the documents mentioned in accordance with the Chairman’s presentation.

VII. APPOINTMENT OF SPECIAL DELEGATES. RESOLUTIONS IN THIS REGARD.

The shareholders approved by majority vote the following resolutions:

SOLE.- Rodrigo Antonio Quintana Kawage, Enrique Rubio Arenas, Juan Carlos García Santacruz, and Alejandro López Paredes were designated as Special Delegates, in order to formalize, acting severally or jointly, by means of partial or total protocols of the Acts of this Shareholders’ Meeting, before a Notary Public of their selection, to seek inscription in the Public Commercial Register, as might be necessary, and to issue or show the certifications required in general or for any of the parts, as might be necessary, before the competent authorities of the National Banking and Securities Commission.

_____________________________________

Rodrigo A. Quintana Kawage

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer